Exhibit 11

ALLIN CORPORATION

CALCULATION OF (LOSS) EARNINGS PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
Net income (loss)	$166	$(356)	$866	$(313)

Accretion and dividends on preferred stock	179	187	528	551

Net (loss) income attributable to common shareholders	$(13)	$(543)	$338	$(864)

(Loss) earnings per common share - basic	$0.00	$(0.08)	$0.05	$(0.12)

(Loss) earnings per common share - diluted	$0.00	$(0.08)	$0.04	$(0.12)

Weighted average shares outstanding during the period - basic	6,967,339	6,967,339	6,967,339	6,967,339

Weighted average shares outstanding during the period	6,967,339	6,967,339	6,967,339	6,967,339
Effect of convertible preferred stock	—	—	4,285,714	—
Effect of options	—	—	7,054	—

Weighted average number of shares outstanding during the period - diluted	6,967,339	6,967,339	11,260,107	6,967,339